Filed Pursuant to Rule 433

Registration Numbers 333-134553

333-134553-05

May 8, 2007

LEHMAN BROTHERS HOLDINGS, INC./LEHMAN BROTHERS HOLDINGS CAPITAL TRUST VII

FINAL MCAPS TERMS

Lehman Brothers Holdings, Inc.

$1,000,000,000

 5.857% Mandatory Capital Advantaged Preferred Securities (“MCAPS”SM)

Lehman Brothers Holdings Capital Trust VII

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (“LBHI”) and Lehman Brothers Holdings Capital Trust VII (the “Trust”)

MCAPS:	Each MCAPS is a unit with a stated amount of $1,000 and initially will consist of:

•  a stock purchase contract obligating holders of MCAPS to purchase on the stock purchase date one depositary share representing 1/100th of a share of LBHI’s Non-Cumulative Perpetual Preferred Stock, Series H, $100,000 liquidation preference per share on the stock purchase date, and

• a trust preferred security of the Trust with a liquidation amount of $1,000

Size:	$1,000,000,000 in the aggregate

MCAPS Distribution Rate:

Until the stock purchase date, payable semiannually on each May 31 and November 30, commencing on November 30, 2007, at a fixed annual rate of 5.857% comprised of the stock purchase contract payment rate and the distribution rate on the trust preferred securities

Stock Purchase Contract
Payment Rate:

Payable semiannually in arrears on each May 31 and November 30, commencing on November 30, 2007, accruing from May 17, 2007 at a rate per year of 0.15% of the stated amount of $1,000 through the stock purchase date

Distribution Rate on Trust
Preferred Securities:

Payable semiannually in arrears on each May 31 and November 30, commencing November 30, 2007, accumulating from May 17, 2007 at a rate per year of 5.707% of the stated amount of $1,000 through the stock purchase date. The underlying junior subordinated debentures have the same interest rate and payment dates

Distribution Rate on Trust
Preferred Securities in

Failed Remarketing:

Quarterly floating rate of 3-month LIBOR (as defined in the Prospectus) plus 0.84% per annum, accruing from the stock purchase date. The underlying junior subordinated debentures have the same interest rate and payment dates

Reset Caps on
Remarketing of Junior
Subordinated Debentures:

The fixed rate reset cap will be the prevailing market yield, as determined by the remarketing agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the junior subordinated debentures may be redeemed at LBHI’s option in the event of a successful remarketing, plus 350 basis points, or 3.50% per annum

The floating rate reset cap will be 300 basis points, or 3.00% per annum

Distribution Rate on Treasury
MCAPS:	Semiannual contract payments at a rate per year of 0.15% of the stated amount of $1,000 per Treasury MCAPS plus “excess proceeds distribution” as described in the Prospectus

Dividend Rate on
Preferred Stock:

For any dividend period from and after the stock purchase date, a rate per annum equal to the greater of (x) three-month LIBOR for the related dividend period plus 0.84% and (y) 4.00%, provided that if the Preferred Stock is issued prior to May 31, 2012, dividends will be payable semiannually in arrears on each May 31 and November 30 at a rate per annum equal to 5.857% until May 31, 2012

Redemption Price in Tax Event
and Rating Agency Event:

Greater of (i) 100% of the principal amount of the junior subordinated debentures to be redeemed and (ii) as determined by the quotation agent described in the Prospectus, the sum of the present values of the scheduled payments of principal and interest on the junior subordinated debentures to be redeemed that would have accrued from the redemption date to May 31, 2012 (assuming they are redeemed at par on such date), discounted on a semi-annual basis to the date on which the notes are to be redeemed assuming a 360-day year consisting of twelve 30-day months, at the “adjusted treasury rate” described in the Prospectus plus 0.50%, plus, in either case, accrued interest on the junior subordinated debentures to be redeemed

Redemption Price in Capital
Treatment Event:	100% of principal amount plus accrued and unpaid interest

Offering Price,
Underwriting Discount and
Proceeds to Lehman:	Initial Public Offering Price: $1,000 per MCAPS, $1,000,000,000 in the aggregate
Underwriting Discount: $15 per MCAPS, $15,000,000 in the aggregate
Proceeds to LBHI: $985 per MCAPS, $985,000,000 in the aggregate

Dealer Concession:	Not in excess of 1% of the principal amount of MCAPS

Reallowance:	Not in excess of 0.25% of the principal amount of the MCAPS on sales to certain other dealers

Trade Date:	May 8, 2007

Settlement Date:	May 17, 2007 (T+7)

Underwriters:	Lehman Brothers Inc.
BBVA Securities, Inc.
BNY Capital Markets, Inc.
Banc of America Securities LLC
Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Loop Capital Markets, LLC
Mizuho Securities USA Inc.
Samuel A. Ramirez & Co., Inc.
SG Americas Securities, LLC
SunTrust Capital Markets, Inc.
Utendahl Capital Partners LP.
Wachovia Securities
Wells Fargo Securities, LLC

CUSIP for Normal MCAPS:	52517PZ87

CUSIP for Treasury MCAPS:	52517P2A8

CUSIP for Trust Preferred
Securities:	52517P2C4

Listing:

We intend to list the Normal MCAPS on the New York Stock Exchange. In the event that sufficient numbers of Normal MCAPS are converted to Treasury MCAPS, the liquidity of Normal MCAPS could decrease and, if the number of Normal MCAPS falls below the applicable requirements for listing on the New York Stock Exchange, the Normal MCAPS could be delisted or trading in the Normal MCAPS could be suspended.

Certain Tax Matters:

Lehman Brothers Holdings, Inc. intends to treat the junior subordinated debentures as “variable rate debt instruments”. However, there are no regulations, rulings, or other authorities that address the United States federal income tax treatment of debt instruments that are substantially similar to the junior subordinated debentures, and their treatment under these rules is unclear. If the IRS were to successfully challenge this position, the timing, amount and character of your income could be adversely affected

Concurrent Offering:

Concurrently with the offering of the MCAPS, LBHI and Lehman Brothers Holdings Capital Trust VIII are issuing $500,000,000 Floating Rate Mandatory Capital Advantaged Preferred Securities (“MCAPS”SM) pursuant to the Prospectus

Repayment of the MCAPS is not protected by any Federal agency or by the Securities Investor Protection Corporation.

Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus, dated May 8, 2007, included in the registration statement referred to above.